UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 43)*

Boulder Growth & Income Fund, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

101507101

(CUSIP Number)

Stephen C. Miller, Esq.

Rocky Mountain Advisers, LLC

2121 E. Crawford Place

Salina, KS 67401

(785) 823-3097

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

November 24, 2020

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Peak Trust Company-AK

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not Applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	45,344,694

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	45,344,694

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		45,344,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	46.14%

14.	Type of Reporting Person (See Instructions)	CO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart West Indies Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	16,900,168

	8.	Shared Voting Power	45,344,694

	9.	Sole Dispositive Power	16,900,168

	10.	Shared Dispositive Power	45,344,694

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		45,344,694

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)
46.14%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Ernest Horejsi Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Lola Brown Trust No. 1B

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of South Dakota and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	23,349,382

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	23,349,382

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		23,349,382

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	23.76%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Mildred B. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of New York and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi Trust No. 2

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Organized under the laws of Kansas and now domiciled in Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John S. Horejsi Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with:	7.	Sole Voting Power	677,847

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	677,847

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		677,847

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.69%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

John X. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	967,009

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	967,009

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		967,009

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.98%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Jack S. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	1,150,096

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,150,096

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,150,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.17%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Amanda N. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	1,150,096

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,150,096

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,150,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.17%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Courtney M. Ciciora Trust

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization: Domiciled in and organized under the laws of the State of Alaska.

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	1,150,096

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,150,096

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		1,150,096

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	1.17%

14.	Type of Reporting Person (See Instructions)	OO

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Susan L. Ciciora

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	39,560

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	39,560

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		39,560

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0.04%

14.	Type of Reporting Person (See Instructions)	IN

CUSIP No. 101507101

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

Stewart R. Horejsi

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization United States

Number of shares beneficially owned by each reporting person with	7.	Sole Voting Power	0

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	0

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person		0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11)	0%

14.	Type of Reporting Person (See Instructions)	IN

Amendment No. 43 to Statement on Schedule 13D

This Amendment No. 43 further amends the statement on Schedule 13D, relating to the common stock, $0.01 par value per share (the "Shares"), of Boulder Growth & Income Fund, Inc., a Maryland corporation (the "Company"). Items 2, 3, 4, 5, 6 and 7 of this statement are hereby amended as set forth below. This amendment is being filed by:

•	Peak Trust Company-AK (“PTC”), Ernest Horejsi Trust No. 1B (the “Ernest Trust”), the Lola Brown Trust No. 1B (the “Lola Trust”), the Susan L. Ciciora Trust (the “Susan Trust”), the Stewart West Indies Trust (the “West Indies Trust”), the Mildred B. Horejsi Trust (the “Mildred Trust”), the Stewart R. Horejsi Trust No. 2 (the “SRH Trust”), John S. Horejsi Trust (the “John Horejsi Trust”), John X. Ciciora Trust (the “John Ciciora Trust”), Jack S. Ciciora Trust (“Jack Trust”), Amanda N. Ciciora Trust (“Amanda Trust”) and Courtney M. Ciciora Trust (“Courtney Trust”); Susan L. Ciciora, a direct beneficial owner of Shares; and, by virtue of the relationships described previously in this statement, Stewart R. Horejsi (together, the “Reporting Persons”).

Item 2.	Identity and Background.

No change except that, because of the divestiture of all their respective shares in the Company, Ernest Trust, Lola Trust, Mildred Trust and SRH Trust are no longer Reporting Persons.

Item 3.	Source and Amount of Funds or Other Consideration.

No change except for the addition of the following:

1.	On June 18, 2020, the Lola Trust transferred the following Shares to seven affiliated trusts:

o	11,156 Shares to the West Indies Trust;
o	29,714 Shares to the Susan Trust;
o	20,749 Shares to the John Horejsi Trust;
o	175,122 Shares to the John Ciciora Trust;
o	223,419 Shares to the Jack Trust;
o	223,419 Shares to the Amanda Trust; and
o	223,419 Shares to the Courtney Trust

(together, the "Recipient Trusts"). The Lola Trust distributed the Shares to the Recipient Trusts at the request of its current beneficiaries, Stewart R. Horejsi, Susan L. Ciciora, John S. Horejsi, John X. Ciciora, Jack S. Ciciora, Amanda N. Ciciora and Courtney M. Ciciora (the "Beneficiaries") and in accordance with its governing trust instrument. Under the terms of the Lola Trust, each Beneficiary is a discretionary beneficiary. The Beneficiaries requested that PTC, the sole trustee of the Lola Trust, distribute the Shares in the amounts described herein, and each Beneficiary directed said trustee to transfer the Shares to the respective Recipient Trust on the Beneficiaries' behalf and for their benefit. No consideration was exchanged in respect of the forgoing distribution or receipt of the Shares.

2.	On October 30, 2020, the following sales and purchases occurred:

o	Lola Trust sold 10,146,367 Shares to the Susan Trust representing all the Shares then held by the Lola Trust. The Susan Trust paid a total of $66,603,797 for the Shares, paying $6,660,380 from cash on hand and the balance pursuant to an installment promissory note payable to the Lola Trust and secured by the Shares. A copy of the Purchase Installment Note, Pledge and Security Agreement is attached as Exhibit A1.

o	Mildred Trust sold 5,543,695 Shares to the Susan Trust representing all the Shares then owned by the Mildred Trust. The Susan Trust paid a total of $36,390,477 for the Shares, paying $3,639,048 from cash on hand and the balance pursuant to an installment promissory note payable to the Mildred Trust and secured by the Shares. A copy of the Purchase Installment Note, Pledge and Security Agreement is attached as Exhibit A2.

o	Ernest Trust sold 12,689,062 Shares to the West Indies Trust representing all the Shares then owned by the Ernest Trust. The West Indies Trust paid a total of $83,294,810 for the Shares, paying $8,329,481 from cash on hand and the balance pursuant to an installment promissory note made payable to the Ernest Trust and secured by the Shares. A copy of the Purchase Installment Note, Pledge and Security Agreement is attached as Exhibit A3.

o	SRH Trust sold 2,411,987 Shares to the West Indies Trust representing all the Shares then owned by the SRH Trust. The West Indies Trust paid a total of $15,833,006 for the Shares, paying $1,583,300 from cash on hand and the balance pursuant to an installment promissory note made payable to the SRH Trust and secured by the Shares. A copy of the Purchase Installment Note, Pledge and Security Agreement is attached as Exhibit A4.

The Lola Trust, Mildred Trust, Ernest Trust and SRH Trust are referred to herein as the “Selling Trusts” and the Susan Trust and West Indies Trusts as the “Buying Trusts”. The purchase price for the Shares in each of the forgoing transactions was $6.5643 calculated based on the average of the opening and closing prices reported for such shares by the New York Stock Exchange on October 30, 2020, after applying a blockage discount because of the large size of the aggregate holdings of the Reporting Person and affiliated trusts.

Item 4.	Purpose of Transaction.

No change except for the addition of the following:

The Selling Trusts sold their entire positions in the Company in order to raise cash and to establish a reliable cash flow from the installment notes to facilitate ongoing beneficiary distributions.

Depending upon their evaluation of the Company’s investments and prospects, and upon future developments (including, but not limited to, performance of the Shares in the market, effective yield on the Shares, availability of funds, alternative uses of funds, and money, stock market and general economic conditions), any of the Reporting Persons or other entities that may act with the Reporting Persons (collectively referred to as the “Other Entities”) may from time to time purchase Shares, and any of the Reporting Persons or Other Entities may from time to time dispose of all or a portion of the Shares held by such person, or cease buying or selling Shares.  Any such additional purchase or sale of the Shares may be in open market, in privately-negotiated transactions or otherwise.

Item 5.	Interest in Securities of the Issuer.

No change except for the following:

(a) The beneficial ownership percentage for each Reporting Person is calculated based on information provided by the Company that there were 98,270,980 Shares outstanding as of September 30, 2020 (the “Outstanding Shares).” The following Ownership Table sets forth the ownership by each of the Reporting Persons:

OWNERSHIP TABLE
Reporting Person	Description of Ownership	Shares Owned	Percentage Owned
Susan Trust	Direct beneficial owner	23,349,382	23.76%
West Indies Trust	Direct beneficial owner	16,900,168	17.20%
John Horejsi Trust	Direct beneficial owner	677,847	0.69%
John Ciciora Trust	Direct beneficial owner	967,009	0.98%
Jack Trust	Direct beneficial owner	1,150,096	1.17%
Amanda Trust	Direct beneficial owner	1,150,096	1.17%
Courtney Trust	Direct beneficial owner	1,150,096	1.17%
Susan L. Ciciora	Direct beneficial owner	39,560	0.04%
Ernest Trust	Direct beneficial owner	0	0%
Lola Trust	Direct beneficial owner	0	0%
Mildred Trust	Direct beneficial owner	0	0%
SRH Trust	Direct beneficial owner	0	0%

(b) PTC is presently the sole trustee of the Ernest Trust, Lola Trust, Susan Trust, West Indies Trust, Mildred Trust, SRH Trust, John Horejsi Trust, John Ciciora Trust, Jack Trust, Amanda Trust and Courtney Trust (together, the “Horejsi Trusts”) and may be deemed to control the Horejsi Trusts.

(c) By virtue of the relationships reported in this statement, the West Indies Trust (i.e., the sole owner of PTC ) may be deemed to be the indirect beneficial owner of the 45,344,694 Shares indirectly beneficially held by PTC (which includes the Shares directly beneficially held by each of the Horejsi Trusts), or approximately 46.14% of the Outstanding Shares.

(d) By virtue of the relationships reported in this statement, PTC may be deemed to be the indirect beneficial owner of the 45,344,694 Shares directly beneficially held by the Horejsi Trusts, or approximately 46.14% of the Outstanding Shares.

(e) By virtue of the relationships reported in this statement, Stewart R. Horejsi may be deemed to share indirect beneficial ownership of the Shares directly beneficially owned by the other Reporting Persons. Mr. Horejsi disclaims all such beneficial ownership.

(f) Except as specifically set forth above in connection with PTC, each Reporting Person disclaims beneficial ownership of Shares directly beneficially owned by other Reporting Persons.

(g) Each of the Trusts named in paragraph (a) above and Ms. Ciciora have the power to vote and to direct the vote as well as power to dispose and to direct the disposition of their respective Shares. By virtue of the relationships described in this statement, the West Indies Trust and PTC may be deemed to share the indirect power to vote and to direct the vote as well as the indirect power to dispose and to direct the disposition of such Shares held by the respective Horejsi Trusts as described above.

(h) By virtue of the relationships described in this statement, the West Indies Trust and PTC may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such Shares held by the respective Horejsi Trusts as described above.

(i) The directors of PTC are Matthew Blattmachr, Brandon Cintula, Douglas Blattmachr, Richard Thwaites, Stephen Miller and Joel Looney and may be deemed to share the indirect right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the Shares held by PTC on behalf of the Horejsi Trusts as described above, but each such director disclaims all such beneficial ownership.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

No change except for the addition of the following:

The Ernest Trust, Lola Trust, Susan Trust, West Indies Trust, Mildred Trust, SRH Trust, John Horejsi Trust, John Ciciora Trust, Jack Trust, Amanda Trust, Courtney Trust, Susan L. Ciciora and Stewart R. Horejsi expressly affirm that, for the reasons described in Item 6 of Amendment No. 41 of this statement and, with respect to the New Reporting Persons described in Amendment No. 42 of this statement, by virtue of being subject to the Transfer LO Agreement identified in Amendment No. 41, they constitute a “group” within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

Item 7.	Materials to be filed as Exhibits.

The following exhibits are filed herewith:

Exhibit No.	Description
A1	Installment Promissory Note, Pledge and Security Agreement between Lola Trust and Susan Trust dated October 30, 2020.

A2	Installment Promissory Note, Pledge and Security Agreement between Mildred Trust and Susan Trust dated October 30, 2020.

A3	Installment Promissory Note, Pledge and Security Agreement between Ernest Trust and West Indies Trust dated October 30, 2020.

A4	Installment Promissory Note, Pledge and Security Agreement between SRH Trust and West Indies Trust dated October 30, 2020.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 24, 2020

/s/ Matthew Blattmachr

Matthew Blattmachr, President of Peak Trust Company-AK, trustee of the Ernest Horejsi Trust No. 1B, Lola Brown Trust No. 1B, Susan L. Ciciora Trust, Stewart West Indies Trust, Mildred B. Horejsi Trust, Stewart R. Horejsi Trust No. 2, John S. Horejsi Trust, John X. Ciciora Trust, Jack S. Ciciora Trust, Amanda N. Ciciora Trust and Courtney M. Ciciora Trust

/s/ Matthew Blattmachr
Matthew Blattmachr, President of Peak Trust Company-AK

/s/ Susan L. Ciciora
Susan L. Ciciora

/s/ Stewart R. Horejsi
Stewart R. Horejsi